U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

     Nalley, III                     C.                   V.

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   (Last)                            (First)              (Middle)

     87 West Paces Ferry Road, NW

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                                     (Street)

     Atlanta                         GA                   30305-1350

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   (City)                            (State)              (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     3/13/02

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     Asbury Automotive Group, Inc. [NYSE: ABG]

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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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   Common Stock, par value               1,135,759(1)               (D)
   $0.01 per share
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   Common Stock, par value               225,000(1)(2)              [I}                   By Grat
   $0.01 per share
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(1) C.V. Nalley, III could be deemed to be part of a group as defined in
Section 13(d) of the Securities Exchange Act of 1934 that owns approximately 77.8% of the outstanding common stock of Asbury Automotive Group, Inc. based on voting arrangements in a shareholders agreement. C.V. Nalley, III expressly disclaims beneficial ownership of the shares of Asbury Automotive Group, Inc. beneficially owned by all other parties to the shareholders agreement except to the extent of his pecuniary interest therein.
(2) C.V. Nalley, III transferred 225,000 shares to The 2003 Nalley Annuity Trust as of February 28, 2003. This transaction is exempt from Section 16 of the Securities Exchange Act of 1934 pursuant to Rule 16a-13.

*  If the Form is filed by more than one Reporting Person, see Instruction
   5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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Explanation of Responses:



  /s/ C. V. Nalley, III                                         3/07/03
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)

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